Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

					Year Ended December 31, 2009
	Predecessor				Predecessor Period from	Successor Period from	Combined	Predecessor	Successor
	Year Ended December 31,				January 1 through November 30,	December 1 through December 31,	January 1 through December 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2005	2006 (1)	2007 (1)	2008 (1)	2009	2009	2009	2009	2010

Earnings
Income (Loss) from Continuing Operations before Noncontrolling Interest and Income Taxes	$(853)	$(1,241)	$(1,318)	$(2,550)	$9,748	$10	$9,758	$(273)	$43
Fixed Charges	1,825	1,908	1,868	1,912	1,104	69	1,173	469	206

Total Earnings	$972	$667	$550	$(638)	$10,852	$79	$10,931	$196	$249

Fixed Charges
Interest Expense	$1,764	$1,860	$1,831	$1,872	$999	$68	$1,067	$455	$204
Interest Expense Included Within Reorganization Items, Net	-	-	-	-	78	-	78	4	-
Amortization of Debt Costs	54	41	30	33	21	-	21	8	-
Interest Element of Rentals	7	7	7	7	6	1	7	2	2

Total Fixed Charges	$1,825	$1,908	$1,868	$1,912	$1,104	$69	$1,173	$469	$206

Ratio of Earnings to Fixed Charges (2)	-	-	-	-	9.83	1.14	9.32	-	1.21

(1) Years ended December 31, 2008, 2007, and 2006 have been restated to reflect the retrospective application of FSP APB 14-1. Earlier periods have not been restated and therefore are not comparable.

(2) Earnings for the years ended December 31, 2005, 2006, 2007 and 2008 and the three months ended March 31, 2009 were insufficient to cover fixed charges by $853 million, $1.2 billion, $1.3 billion, $2.6 billion, and $273 million, respectively. As a result of such deficiencies, the ratios are not presented above.